

10030174

KG 5/13

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended

SEC FILE NUMBER
8- 42448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 TICE BOULEVARD
(No. and Street)

WOODCLIFF LAKE, (City) NEW JERSEY (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK P. CATRINI, TIMOTHY BARBA (201) 782-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE
(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VANDHAM SECURITIES CORP.

INDEX

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

We have audited the accompanying statement of financial condition of Vandham Securities Corp. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Vandham Securities Corp. as of and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MYER, GREENE & DEGGE

Dated: February 3, 2010

Exhibit A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 22,368
Cash and cash equivalents segregated under federal and other regulations (Notes 1E, 2 and 4)	33,900
Receivable from brokers, dealers and clearing organizations (Note 4)	1,945,539
Marketable securities owned, at market value (Notes 1C, 3, 4 and 5)	287,403
Fixed assets - net (Notes 1D, 6 and 8)	165,580
Deposits, prepaids and other assets	435,027
TOTAL ASSETS	$2,889,817

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 575,885
Salaries, wages and compensation payable	151,000
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3, 4 and 5)	100,462
Subordinated borrowings (Note 7)	800,000
Capital lease obligations (Note 8)	96,925
Tenant security deposits	90,762
Deferred lease incentives (Note 9)	63,868
Total Liabilities	1,878,902
Commitments and contingencies (Note 10)	-
Stockholders' equity - Schedule 1	1,010,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,889,817

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock (1)		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2009	160	$13,300	$ 983,067	$ 2,948	$ 999,315
Capital Contributions	-	-	300,000	-	300,000
Capital Withdrawals	-	-	-	-	-
Net (Loss)	-	-	-	(288,400)	(288,400)
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2009	160	$13,300	$ 1,283,067	$(285,452)	$ 1,010,915

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

Exhibit B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 6,826,805	55.69
Net gains from principal transactions	5,244,372	42.78
Interest, dividends and other income	187,041	1.53
Total Revenues	12,258,218	100.00
EXPENSES		
Employee compensation	5,137,987	41.91
Data and research services	3,334,452	27.20
Floor brokerage, commissions and clearing fees	1,615,082	13.18
Payroll taxes and fringe benefits	977,206	7.97
Professional fees	300,414	2.45
Rent, utilities and occupancy costs (Note 10)	268,625	2.19
Auto and travel	183,289	1.50
Meals and entertainment	180,342	1.47
Moving, storage, repairs and maintenance	94,902	.77
Depreciation (Notes 1D and 8)	81,725	.67
Telephone	77,408	.63
Interest (Note 7)	74,210	.61
Dues, subscriptions, licenses and registrations	46,831	.38
Equipment rental	35,044	.29
Sales and sundry taxes	31,711	.26
Insurance	31,397	.26
Office supplies and expenses	29,819	.24
Contributions	21,007	.17
Postage	11,231	.09
Staff training and education	2,325	.02
Bank charges	1,349	.01
Total Expenses	12,536,356	102.27
(LOSS) BEFORE INCOME TAX PROVISION	(278,138)	(2.27)
CURRENT INCOME TAX PROVISION (Note 11)	10,262	.08
NET (LOSS)	$(288,400)	(2.35)

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings, January 1, 2009	$ 1,000,000
Increases:	
Issuance of subordinated notes	300,000
Decreases:	
Payment of subordinated notes	(500,000)
SUBORDINATED BORROWINGS, DECEMBER 31, 2009 (Note 7)	$ 800,000

The accompanying notes are an integral part of the financial statements.

Exhibit D

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(288,400)	
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	81,725	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	1,452,345	
Marketable securities owned, at market value	11,492	
Deposits, prepaids and other assets	(81,247)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(407,539)	
Salaries, wages and compensation payable	(1,153,600)	
Marketable securities sold, not yet purchased, at market value	(21,452)	
Deferred lease incentives	(6,789)	
Cash (Applied To) Operations		$(413,465)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Fixed asset purchases	(65,805)	
Additional capital lease obligations	49,000	
Capital lease obligation payments	(40,142)	
Issuance of subordinated notes	300,000	
Payment of subordinated notes	(500,000)	
Cash (Applied To) Investing Activities		(256,947)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	300,000	
Cash Provided By Financing Activities		300,000
(DECREASE) IN CASH AND CASH EQUIVALENTS		(370,412)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		426,680
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 56,268

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature. The Company has operations in New Jersey, Massachusetts and Connecticut.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $28,900 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 3–MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	*Sold, Not Yet Purchased*
Corporate equity investments	$262,891	$ 71,312
Corporate debt investments	24,512	29,150
TOTAL	$287,403	$100,462

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations as a liability in the financial statements at December 31, 2009, at market value of the related securities. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4–CREDIT RISK CONCENTRATION

The clearing and depository operations for the Company's security transactions are provided by a single clearing broker. At December 31, 2009, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 4--CREDIT RISK CONCENTRATION (CONT'D)

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

NOTE 5--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6--FIXED ASSETS

As at December 31, 2009 fixed assets consisted of the following:

Capital leases	$ 214,825
Furniture and fixtures	70,617
Office equipment	147,930
Leasehold improvements	79,466
	512,838
Less: Accumulated depreciation	(347,258)
NET TOTAL	$ 165,580

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 7--SUBORDINATED BORROWINGS

In October 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Revolver Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. In 2009, the Company paid down $500,000 of this obligation. In October 2009, this loan, which now has a principal balance due of $500,000, was replaced with a similar loan under the same general terms and conditions. The entire principal amount of the loan is due and payable on October 26, 2010.

In February 2009, under a Subordinated Loan Agreement for Equity Capital, a corporate officer and stockholder loaned the Company $300,000. The loan has a three year term with a scheduled maturity date of February 28, 2012. The Company has been making monthly payments of interest only, at an interest rate of 8%.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8--CAPITAL LEASES

The Company leases certain equipment under agreements that are classified as capital leases. The $214,825 cost of equipment under capital leases is included in the December 31, 2009 Statement of Financial Condition under fixed assets. Accumulated amortization of the leased equipment at December 31, 2009 was $142,026. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2009 are as follows:

Year	*Amount*
2010	$ 55,642
2011	36,870
2012	10,558
	$ 103,070
Less: Amount representing interest	(6,145)
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS	$ 96,925

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 9--DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

NOTE 10--COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York City facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements. The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses. Effective July, 2006, the Company entered into a sublease agreement for this facility, which expires September, 2012, at approximately $363,000 per year.

In April 2009, the Company extended the agreement for the rental of their Massachusetts offices. The amended term of the lease is for the three year period from June 1, 2009 to May 31, 2012. The lease calls for a base monthly rent of $2,144 for the first year, $2,213 for the second year and $2,283 for the third year. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses.

Effective July 1, 2006, the Company entered into a lease agreement for the rental of their Woodcliff Lake, New Jersey facilities. The agreement is for a period of ten years and calls for base monthly rental payments ranging from $15,256 to $16,309, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	*Amount*
2010	$ 524,000
2011	524,000
2012	423,000
2013	192,000
2014	196,000
Thereafter	293,000
	$2,152,000

Total minimum future rental payments have not been reduced by approximately $968,000 of sublease rentals to be received in the future under non-cancelable subleases.

NOTE 11--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal and State statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 12--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2009, the Company had net capital, as defined, of $1,352,857, which was $352,857 in excess of its regulatory requirements.

NOTE 13--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 14--RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the Plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2009, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

NOTE 15--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$74,210
Income taxes	77,986

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Total stockholders' equity		$ 1,010,915
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		800,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,810,915
Deductions and/or charges:		
Total nonallowable assets	403,214	
Other deductions or charges	-	
Other additions or credits	-	(403,214)
Net capital before haircuts on security positions		1,407,701
Haircuts on trading and investment securities		(54,844)
Undue concentration on trading and investment securities		-
Net capital		1,352,857
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 352,857

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,352,860
Difference due to rounding	(3)
NET CAPITAL PER ABOVE	$ 1,352,857

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

CREDIT BALANCES	
Commission Recapture	$ -
Total credit items	-
DEBIT BALANCES	-
Total debit items	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$33,900

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In planning and performing our audit of the financial statements of Vandham Securities Corp. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MYERS, GREENE & DEGGE

Dated: February 3, 2010

VANDHAM SECURITIES CORP.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Vandham Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Vandham Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Vandham Securities Corp.'s management is responsible for Vandham Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MYERS, GREENE & DEGGE

Dated: February 3, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042448 FINRA DEC
VANDHAM SECURITIES CORP 10*10
50 TICE BLVD
WOODCLIFF LAKE NJ 07677-7654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM BARBA (201) 782-3331

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,668

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,653)

7/23/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,015

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,015

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,015

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANDHAM SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10TH day of FEBRUARY, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,762,386
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,195,078
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	900,271
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,095,349
2d. SIPC Net Operating Revenues	$ 6,667,037
2e. General Assessment @ .0025	$ 16,668 (to page 1 but not less than $150 minimum)